Exhibit 99.1

HUT 8 MINING CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

MARCH 17, 2022

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

AIF	This Annual Information Form of the Company for the fiscal year ended December 31, 2021.

Amalgamation	The “three-cornered amalgamation” involving Oriana, Oriana Subco and Hut 8.

Bitcoin	The peer ‑to ‑peer payment system and the digital currency of the same name, which uses open-source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.

Bitfury	Bitfury Holding B.V., corporation incorporated and existing under the laws of the Netherlands.

BitGo	BitGo Trust Company Inc.

BitGo Custodial Services Agreement	The custodial service agreement dated September 1, 2019 between BitGo and Hut 8.

Blockbox
Air-cooled mobile data centres used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency, including all related specialized graphics processing unit rigs, associated housing and power supplies, and all required cabling, cooling units and other peripherals, as applicable.

Blockchain	A digital ledger in which Bitcoin or other cryptocurrency transactions are recorded chronologically and publicly.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

COVID-19	The novel coronavirus which was declared a global pandemic by the World Health Organization on March 11, 2020.

DSU	A Deferred Share Unit of the Company.

DMCL	Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

Drumheller Facility	The facility of Hut 8 located in Drumheller, Alberta.

Fiscal 2019	The fiscal year ended December 31, 2019.

Fiscal 2020	The fiscal year ended December 31, 2020.

Fiscal 2021	The fiscal year ended December 31, 2021.

Foundry	Foundry Digital LLC.

Galaxy	Galaxy Digital Lending Services LLC.

Genesis	Genesis Global Capital, LLC.

Governmental Authority
Any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi‑governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) stock exchange or securities authorities.

Hut 8, the Company, we, us, our	Hut 8 Mining Corp.

Hut 8 Board	The board of directors of the Company.

Hut 8 Shares or Common Shares	The common shares in the capital of the Company.

Insider	If used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of a corporation that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

Investor Rights Agreement	The investor rights agreement between Hut 8 and Bitfury dated March 2, 2018, which is available on SEDAR at www.sedar.com.

IFRS	The International Financial Reporting Standards.

IT	Information technology

Master Borrow Agreement Master Data Centre Purchase Agreement Master Digital Currency Loan Agreement
The master borrow agreement between Hut 8 and Genesis dated January 6, 2021, as amended.

The master data centre purchase agreement between Hut 8 and Bitfury dated November 29, 2017, as amended, which is available on SEDAR at www.sedar.com.

The master digital currency loan agreement between Hut 8 and Galaxy dated April 27, 2021, as amended.

Master Services Agreement	The master services agreement between Hut 8 and Bitfury dated November 29, 2017, as amended, which is available on SEDAR at www.sedar.com.

Medicine Hat Facility	The facility of Hut 8 located in Medicine Hat, Alberta.

MNP	MNP LLP, Chartered Professional Accountants.

NASDAQ	The NASDAQ Global Select Market.

NI 52‑110	National Instrument 52‑110 – Audit Committees.

North Bay Facility	The facility of Hut 8 located in North Bay, Ontario.

Omnibus Plan	The Omnibus Long‑Term Incentive Plan of the Company initially approved by the shareholders of Hut 8 on February 15, 2018, as amended from time to time.

Oriana	Oriana Resources Corporation, a capital pool company.

Oriana Common Shares	The common shares in the capital of Oriana.

Oriana Subco	1149835 B.C. Ltd., a wholly‑owned subsidiary of Oriana.

OTCQX	The highest quality tier of over-the-counter markets.

Person
Any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

PH/s	Petahash per second.

Promoter
(a)         A person or company that, acting alone or in conjunction with one or more other persons, companies or a combination of them, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or

(b)       a person or company that, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property or both services and property, 10% or more of the issued securities of a class of securities of the issuer or 10% or more of the proceeds from the sale of a class of securities of a particular issue, but a person or company who receives the securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be considered a Promoter within the meaning of this definition where that person or company does not otherwise take part in founding, organizing or substantially reorganizing the business.

Qualifying Transaction
(a)       The transaction between Oriana and Hut 8 by which Oriana implemented a consolidation, immediately prior to the completion of the Debt Conversion (as defined herein) and the Amalgamation, of its then issued and outstanding 9,500,000 common shares on the basis of one new Oriana Common Share for every 52.7777 existing Oriana Common Shares;

(b) Oriana effected a conversion of $2,000,000 of debt owing by Oriana into 40,000 Oriana Common Shares, based on a conversion price of $5.00 per Oriana Common Share;

(c)        Oriana acquired all of the issued and outstanding common shares of a private corporation incorporated in British Columbia, Hut 8 Mining Corp., from the shareholders of Hut 8 PrivateCo in exchange for an aggregate of 82,160,000 Hut 8 Shares;

(d)      Hut 8 PrivateCo and 1149835 B.C. Ltd., a wholly‑owned subsidiary of Oriana, amalgamated and continued as one corporation, Hut 8 Holdings Inc., which is a wholly‑owned subsidiary of the Company; and

(e) Oriana changed its name to “Hut 8 Mining Corp.”

RCGT	Raymond Chabot Grant Thornton LLP.

RSU	A Restricted Share Unit of the Company.

SEDAR	The System for Electronic Document Analysis and Retrieval.

TSX	The Toronto Stock Exchange.

TSXV	The TSX Venture Exchange.

Validus	Validus Power Corp.

Xapo	Xapo GmbH, which oversees the retention, security and transfer of Bitcoins, and is responsible for the execution of transactions in Bitcoin, for Hut 8.

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at March 16, 2022.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events and/or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this AIF speak only as of the date of this AIF or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks include, without limitation, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin Network, further development and acceptance of the Bitcoin Network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to cryptocurrency exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of cryptocurrency, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, and other risks related to the cryptocurrency and data centre business. For a complete list of the factors that could affect the Company, please make reference to those risk factors further detailed below under the heading “Risk Factors”. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF.

Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this AIF speak only as of the date of this AIF or as of the date specified in such statement. Specifically, this AIF includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; the timing of the Company’s ability to be operational in North Bay and maximize the intended power benefits of the PPA; the arrival and deployment of the Company’s additional miners, and other general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make any further updates.

CURRENCY

Unless otherwise specified, all dollar references are to Canadian dollars. References in this AIF to “US$” are to the currency of the United States.

CORPORATE STRUCTURE

Name, Address and Incorporation

Hut 8 was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, Canada V6E 0C5, and the headquarters are located at 24 Duncan Street, Suite 500, Toronto, Ontario, Canada M5V 2B8. The Common Shares are listed under the symbol “HUT” on the TSX and the NASDAQ.

Intercorporate Relationships

Hut 8 has four wholly owned subsidiaries: (a) Hut 8 Holdings Inc., which was incorporated under the laws of British Columbia, Canada; (b) Hut 8 High Performance Computing Inc., which was incorporated under the laws of British Columbia, Canada; (c) Hut 8 Finance Ltd., which was incorporated under the laws of Ontario, Canada; and (d) Hut 8 Asset Management which was incorporated under the law of Bridgetown, Barbados.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2019 (January 1, 2019 to December 31, 2019)

On January 8, 2019, Hut 8 completed the purchase of 12 additional Blockboxes at its Drumheller Facility. Hut 8 also changed its auditor from MNP to DMCL.

On February 26, 2019, Hut 8 announced its issuance of 3,717,433 Common Shares to Bitfury to settle a $5,576,150 outstanding debt payable at a conversion price of $1.50 per Common Share, subject to TSXV approval. Hut 8 also received conditional approval from the TSXV with respect to the issuance of 838,511 common shares at $3.15 per common share, in satisfaction of the purchase of Blockboxes made on November 12, 2018. Finally, Hut 8 submitted application to the TSXV for the issuance of an additional 74,993 Common Shares to Induna Energy Inc. as part consideration for consulting services during the months of December 2018 and January 2019.

On July 22, 2019, Jeremy Sewell, CFO of Bitfury, was elected to the Hut 8 Board to replace Valery Vavilov, CEO and founder of Bitfury.

On September 3, 2019, Hut 8 announced an increase of 4.3 MW to its operating facility in the City of Medicine Hat, Alberta. This expansion did not require any additional capital expenditures by the Company and brought Hut 8’s aggregate load, across all operations, to 99.5 MW.

On September 9, 2019, Hut 8 announced the purchase of 9 additional Blockboxes at its Drumheller Facility, for US$7 million, from Bitfury. The acquisition added approximately 113 PH/s and 9.9 MW to Hut 8’s existing operations, which represents a 13.3% increase. The purchase was financed internally via cash on hand and the sale of a portion of its Bitcoin.

On September 24, 2019, Hut 8 received conditional approval to be listed on the TSX via TSX Sandbox, an initiative intended to facilitate listing applications that may not satisfy all requirements and guidelines of TSX, but due to facts or situations unique to a particular issuer otherwise warrant a listing on TSX.

On October 2, 2019, Hut 8 appointed Kyle Appleby as Corporate Secretary. Previously, Jimmy Vaiopoulos assumed both the roles of CFO and Corporate Secretary.

On October 8, 2019, the Common Shares began trading on the TSX under “HUT”.

On October 11, 2019, Hut 8 moved the custody of its Bitcoin from Xapo to BitGo, as Xapo exited the institutional custodian business.

On November 22, 2019, Hut 8 announced refinancing of its Galaxy debt by a new loan with Genesis (the “Genesis Loan”). The new US$15 million credit facility replaced and terminated the previous US$14 million loan with Galaxy. The terms of the new loan are a fixed 9.85% coupon per annum with an 18‑month term and bullet repayment.

On November 28, 2019, Hut 8 announced completion of the Drumheller expansion, previously announced on September 9, 2019.

Fiscal 2020 (January 1, 2020 to December 31, 2020)

On January 28, 2020, Hut 8 announced that Andrew Kiguel would be stepping down from his role as CEO.

On February 21, 2020, Hut 8 successfully renegotiated the master service agreement and master purchase agreement with Bitfury. As part of this agreement, Hut 8 repaid US$4,750,000 of debt owed to Bitfury with funds from a new loan of US$5,000,000 from Genesis. The amendments allowed for increased autonomy for Hut 8 and reduction of costs.

On May 1, 2020, Andrew Kiguel formally stepped down as CEO of Hut 8 and Jimmy Vaiopoulos was appointed the Interim CEO. Kyle Appleby was appointed Interim CFO at this time and Viktoriya Griffin was appointed as Corporate Secretary.

On June 25, 2020, Hut 8 closed an overnight marketed public offering of units for gross proceeds of $8,338,161. Hut 8 used the funds to purchase Bitcoin mining equipment with output of approximately 275 PH/s.

On July 13, 2020, Hut 8 successfully renegotiated loan terms with Genesis to decrease the annual interest rate under the Genesis Loan from 9.85% to 8.00% while providing more flexibility with the structure of collateral.

On August 4, 2020, Hut 8 transferred the site management of operations at the Medicine Hat Facility.

On August 12, 2020, Hut 8 announced its first hosting arrangement for six full Blockboxes of latest generation Bitcoin mining equipment. Hut 8 also transferred its Clarke chips from its Drumheller Facility to Medicine Hat.

On September 2, 2020, Hut 8 transferred the site management of operations at its Drumheller Facility.

On October 9, 2020, Hut 8 announced it was the first TSX-listed issuer to complete the Sandbox program.

On November 2, 2020, Hut 8 announced Jaime Leverton as CEO, who started with the Company on December 1, 2020.

On December 30, 2020, Hut 8 held its annual general meeting of shareholders where Jaime Leverton, Christopher Eldredge, and Sanjiv Samant were voted in as new members of the Hut 8 Board. Dennis Mills was not up for re‑election as a board member.

Fiscal 2021 (January 1, 2021 to December 31, 2021)

On January 13, 2021, Hut 8 announced the closing of a private placement offering (the “January 2021 Offering”) of Common Shares and warrants to purchase Common Shares (“Warrants”) for aggregate gross proceeds of $77.5 million, which consisted of the sale of 15,500,000 Common Shares and warrants to purchase up to 7,750,000 Common Shares at a purchase price of $5.00 per Common Share and associate warrant. Each whole warrant entitles the holder thereof to purchase one Common Share at a price of $6.25 per Common Share at any time up to the second anniversary of the date of issuance.  In connection with the January 2021 Offering, Hut 8 paid the associated placement agent a fee comprised of $4.65 million in cash and warrants to purchase 930,000 Common Shares at a price of $6.25 per Common Share exercisable at any time up to the second anniversary of the date of issuance.

On January 22, 2021, Hut 8 announced that it had finalized an equipment financing loan of US$11.8 million from Rochester-based Foundry Digital LLC, a wholly-owned subsidiary of Digital Currency Group. Hut 8 used all proceeds from this loan to help finance the order of 5,400 units of Whatsminer M30S Bitcoin mining machines from MicroBT, adding 475 PH/s to its Bitcoin mining capacity over the next six (6) months. The equipment financing was for a 12-month term with an annual interest rate of 16.5%.

On January 26, 2021, Hut 8 announced the appointment of Tanya Woods as General Counsel, Executive Vice President of Regulatory Affairs of the Company effective February 1, 2021.

On January 27, 2021, Hut 8 announced that it had finalized plans to repay its US$20M loan with Genesis in full in mid-February 2021, and a one-month repayment notice was required.

On March 26, 2021, Hut 8 announced that it had completed the purchase of US$30 million of NVIDIA CMPs, having a planned delivery date in May 2021.

On March 31, 2021, Hut 8 announced that it had allocated a portion of its SHA-256 hashrate to Luxor to advance its expansion into Ethereum mining.

On April 8, 2021, Hut 8 announced that announced that on April 7, 2021 it had filed and obtained a receipt for its (final) short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada which enabled the Company to qualify for issuance up to $500 million of certain securities of the Company and that it had also filed a corresponding amended shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System which was effective immediately.

On April 8, 2021, Hut 8 announced the appointment of Shane Downey as CFO of the Company and the resignation of Jimmy Vaiopoulos as CFO of the Company and move to an advisory position with the Company, in each case effective April 26, 2021.

On April 19, 2021, Hut 8 announced that it had entered into a power purchase agreement (“PPA”) with Validus pursuant to which Hut 8 could secure up to 100 MW of new power on a physical off-take basis and which will otherwise support its operations in Alberta, Canada.

On April 30, 2021, Hut 8 announced that it had entered into a lending arrangement with Galaxy whereby Hut 8 Holdings Inc. loaned to Galaxy 1,000 Bitcoin at an interest rate of 4% per annum and Galaxy made available to Hut 8 Holdings Inc. access to a US$20 million revolving credit facility.

On May 17, 2021, Hut 8 announced the appointment of K. Alexia Hefti as a director of the Company, as well as the acceptance by the Company of the resignations of each of Sanjiv Samant and Christopher Eldredge as directors of the Company.

On June 15, 2021, Hut 8 announced that its Common Shares began trading on the NASDAQ under the symbol “HUT” and that it had closed its bought deal offering (the “June 2021 Offering”) of 23,000,000 units of the Company (“Units”) at a price of $5.00 per Unit for aggregate gross proceeds of $115 million pursuant to a supplement to the Base Shelf Prospectus dated June 11, 2021 (which included the full exercise of the over-allotment option granted to the underwriters under the June 2021 Offering), each Unit being comprised of one Common Share and one half of one Warrant. Each whole Warrant issued under the June 2021 Offering entitles the holder thereof to purchase one Common Share at a price of $6.25 per Common Share exercisable at any time up to the second anniversary of the date of issuance.

On June 30, 2021, Hut 8 announced that it had completed the purchase of 11,090 MicroBT M30S, M30S+ and M31S miners from SuperAcme Technology (Hong Kong) Limited for a purchase price of US$44.373 million.

On July 2, 2021, Hut 8 announced that Bitfury and the Company agreed to terminate the Investor Rights Agreement along with any further rights or obligations as between them, which also included the resignation of Jeremy Sewell, Bifury’s nominee as a director of the Company, effective December 31, 2021. The Master Services Agreement, as amended, remains in place until June 20, 2023, unless otherwise terminated earlier. The Master Services Agreement governs the provision of software and firmware services that Hut 8 purchases from Bitfury.

On August 24, 2021, Hut 8 amended its lending arrangement with Genesis whereby Hut 8 loaned to Genesis 1,000 Bitcoin at an interest rate of 2.00% per annum.

On September 14, 2021, Hut 8 announced its certification as an authorized MicroBT repair centre in Canada.

On September 17, 2021, Hut 8 announced the closing of its bought deal offering of 20,182,500 Common Shares at a price of US$8.55 per Common Share for aggregate gross proceeds of US$172,560,375 pursuant to a supplement to the Base Shelf Prospectus dated September 15, 2021 (which included the full exercise of the over-allotment option granted to the underwriters under the offering).

On September 30, 2021, Hut 8 announced that it had amended its Master Digital Currency Loan Agreement with Galaxy whereby Hut 8 loaned to Galaxy 1,000 Bitcoin at an interest rate of 2.25% per annum, and Galaxy made available to Hut 8 access to a US$50 million revolving credit facility.

On October 21, 2021, Hut 8 announced that it had completed the purchase of 12,000 new MicroBT M30S, M30S+ and M30S++ miners from Inchigle Technology Hong Kong Limited for a purchase price of US$58.7 million.

On October 23, 2021, Hut 8 announced that the development of its third site at a Validus-owned location in North Bay, Ontario is underway under the existing PPA, as amended.

On November 30, 2021, Hut 8 announced that the Hut 8 Board had approved a change of the Company's auditor. The Company's former auditor, DMCL, had resigned as auditor of the Company effective as of November 16, 2021, and the Hut 8 Board had appointed RCGT as the successor auditor of the Company effective as of November 30, 2021.

On December 7, 2021, Hut 8 announced that it had entered into an agreement with Foundry pursuant to which the Company would purchase 2,505 MicroBT M30S machines that are currently installed at the Medicine Hat Facility.

On December 7, 2021, Hut 8 announced that it was added to the S&P/TSX Composite Index effective as at December 20, 2021.

On December 9, 2021, Hut 8 announced the appointment of Rick Rickertsen as a director of the Company.

On January 5, 2022, Hut 8 announced that Hut 8 Holdings Inc. had entered into a US$30 million senior secured equipment financing term loan with Trinity Capital Inc. (“Trinity Capital”) effective December 30, 2021. The equipment financing provides the Company with non-dilutive growth capital and was structured such that collateral support is limited to certain new MicroBT machines being installed at the Company's Medicine Hat, Alberta and North Bay, Ontario sites. The loan is repayable over its 3-year term and carries a 9.5% interest rate.

Subsequent to Fiscal 2021

On January 20, 2022, Hut 8 announced that it entered into an asset purchase agreement dated January 19, 2022 (the "TeraGo Asset Purchase Agreement") among Hut 8 High Performance Computing Inc., TeraGo Inc. (“TeraGo”) and TeraGo Networks Inc. to purchase the cloud and colocation data centre business from TeraGo for aggregate consideration of approximately $30 million (the “TeraGo Asset Acquisition”). The TeraGo Asset Acquisition consisted of five data centres across Canada with a comprehensive information technology offering that included a complete selection of scalable cloud services. The data centre business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data centre space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna location. Hut 8 acquired customers, employees and a diverse product offering as part of the TeraGo Asset Acquisition, which was completed on January 31, 2022.

On February 2, 2022, Hut 8 announced the appointment of Erin Dermer as Vice President of Communications, Marketing and Public Affairs.

On February 15, 2022, Hut 8 announced the appointment of James Beer as Senior Vice President of Operations.

On February 17, 2022, Hut 8 announced the appointment of Josh Rayner as Vice President of Sales.

On March 2, 2022, Hut 8 announced a multi-year partnership with Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”). Enthusiast Gaming and Hut 8 will collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs and cryptocurrency.

On March 10, 2022, Tanya Woods ceased to be General Counsel, Corporate Secretary and Executive Vice President of Regulatory Affairs.

DESCRIPTION OF BUSINESS

General – Narrative Description of the Business

Hut 8 is a cryptocurrency mining company with industrial scale Bitcoin mining operations in Canada. Hut 8 provides investors with direct exposure to Bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their Bitcoin. Hut 8 has assembled an experienced management team to pursue their strategic initiatives with a total staff of 43 full‑time employees, 8 temporary employees and 1 part-time intern as at the date of this AIF.

Additionally, pursuant to the TeraGo Asset Acquisition, the Company acquired a cloud and colocation data centre business from TeraGo with a total staff of 37 full-time employees. The business strategy is to provide enterprise-class hybrid IT solutions tailored to the mid-market and larger businesses. The business leverages its existing nationwide data centre footprint and private/multi-tenant cloud capabilities, to align with customers’ current IT landscape. This allows customers to operate on platforms best suited for their workloads – on-premise, data centre colocation, private and multi-tenant cloud, and public cloud – all securely interconnected.

The business consists of five (5) data centres spanning across Canada offering cloud and colocation services.

Cloud Services

Hut 8 provides cloud services that seek to meet the complex and evolving IT needs of its customers. The Company provides Infrastructure as a Service (“IaaS”) for compute, storage, disaster recovery cloud solutions, and more. These solutions allow the Company to compete in the cloud services market. Hut 8 now offers customized cloud storage and compute offerings to customers across Canada, providing, a virtualized computing environment that customers can access on-demand without to acquiring or maintaining expensive server equipment. The Company can also provide offsite cloud storage for key backup and disaster recovery situations, including utilizing partnerships with software and hardware vendors such as Veeam, Zerto and Pure Storage. The Company acquired the strategic relationships and partnerships with technology leaders such as IBM, Cisco, VMware, Microsoft, and others that TeraGo had formed in order to give it continued access to intelligence, products and solutions to provide enterprise cloud services.

Colocation Services

The Company provides data centre colocation services that protect and connect customers’ valuable information assets. Customers can provision their computing equipment within shared partial cabinets or full, private cabinets, as well as customized caged spaces designed for their specific needs. The Company provides connectivity on redundant routes in and out of the facilities. Hosting and colocation revenue is derived from set-up fees for new installations and monthly recurring charges based on the number of cabinets and/or the quantity of cage space, power requirements, managed services provided and Internet/data bandwidth requirements. Other services, such as providing disaster recovery space and infrastructure, are provided under custom contractual arrangements.

The Company also offers a variety of managed hosting solutions, which may require it to manage various aspects of a customer’s hardware, software or operating systems in public or privately accessible environment.  The Company offers disaster recovery services on a custom basis. These facilities can be provisioned at the data centre location and can provide customers with the capability to restore office functionality with direct access to their information located in the data centre.

The Company's network can provide these customers Internet and/or secure private interconnections between the data centre facility and the customer’s office location(s). Data centre services customers typically include national government agencies, financial services companies, IT service providers, content and network service providers, and small and medium businesses which rely on the Company to store and manage their critical IT equipment and provide the ability to directly connect to the networks that enable an information-driven economy.

Data Centre Facilities

The Company's data centres provide IT solutions to a roster of small and medium-sized businesses, enterprises, public sector and technology service providers. Hut 8 has approximately 60,000 square feet of data centre capacity in the five (5) facilities it operates across Canada:

Mississauga, Ontario

Hut 8 operates a 10,000 square foot of AT 101 SOC2 Type 2 compliant data centre facility in Mississauga, Ontario that was previously managed by BlackBerry Limited and built to a tier 3 standard. This facility predominantly serves the Greater Toronto Area.

Vaughan, Ontario

Hut 8 operates a 9,500 square feet of AT 101 SOC2 Type 2 compliant data centre facility in Vaughan, Ontario, serving the Greater Toronto Area.

Kelowna, British Columbia

Hut 8 operates its 18,000 square feet of AT 101 SOC2 Type 2 compliant data centre in Kelowna. The data centre is built to a tier 3 standard and the location in Kelowna is considered ideal for a data centre as the region is considered a seismically stable geographic location, has a temperate climate and has a lower probability of both natural and man-made events that may be a risk.

Vancouver, British Columbia

The Company operates two AT 101 SOC2 Type 2 compliant data centre facilities in downtown Vancouver. Its first facility is approximately 7,000 square feet. The facility has redundant fibre facilities between the data centre and the ‘telco hotel’, 555 West Hastings, in downtown Vancouver. The second facility is 7,000 square feet and is served by multiple fibre optic lines. Both facilities are used to service the Greater Vancouver Area.

Site Descriptions

Property Description and Location

Hut 8 currently has two facilities in operation, one in Drumheller, Alberta and the second in Medicine Hat, Alberta. The sites are within two‑and‑a‑half hours by car from each other. The Drumheller Facility is currently comprised of 38 operating Blockboxes. The Medicine Hat Facility is currently running 51 Blockboxes and has 4 GPU containers which were purchased in March 2021.

The North Bay Facility is expected to be operational before the end of the second quarter of 2022.

Security

Hut 8’s sites are designed to provide the mining operations with added security. They are located in remote locations and surrounded by a chain-link fence with barbed wire and staffed with a security guard on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed‑circuit televisions on site and the Blockboxes are welded to supporting metal beams and the frames are anchored with screw piles that are at least six feet deep.

Power

For the Drumheller Facility, Hut 8 entered into an agreement with ATCO Electric Ltd., the electric utility provider for the Drumheller area, for the provision of power. For the Medicine Hat Facility, Hut 8 entered into an agreement with the City of Medicine Hat, who runs their own electricity grid, for the use of electricity for the 51 Blockboxes on site. For the North Bay Facility, Hut 8 entered into an agreement with Validus for the provision of power.

For the Drumheller Facility, the distance from the transmission poles owned by ATCO Electric Ltd. is approximately 40 metres. The Drumheller site receives its energy from the grid; therefore, there is exposure to market natural gas prices for up to 42 MW. The Medicine Hat Facility is situated beside a 42 MW generator and does not pay transmission fees. An additional approximately 25 MW of power at Medicine Hat is provided from the grid and is exposed to market natural gas prices.

Network Connectivity

The sites are equipped with resilient, multi-carrier network services offering optionality and carrier neutrality.

Monitoring and Repair

Hut 8 monitors the intake air temperature, hash board temperature, voltage, hash rate, in‑container air temperature, exhaust air temperature and humidity of each container. All parameters are monitored on a 24x7x365 basis by local on‑site staff who are responsible for implementing any necessary repairs to mining infrastructure. Hut 8 intends to maintain an inventory of all necessary components for repair and make all repairs on site when possible.

Competition and Market Participants

The market for cloud and data centre services is highly competitive and we compete with several other companies within this market. Our competitors include incumbent local exchange carriers and competitive local exchange carriers providing digital subscriber line and fibre-optic enabled services over their existing wide, metropolitan and local area networks and who have started to provide cloud and colocation services, and large cloud service providers and information technology companies.

The Company’s business is competitive and the Company will compete with other mining companies, many of which have greater resources and experience. In the cryptocurrency industry, there exist many companies that operate cryptocurrency mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centres, including those of the kind operated by some of our principal competitors such as Bitfarms Ltd., HIVE Blockchain Technologies Ltd., Riot Blockchain Inc., Argo Blockchain plc and Marathon Patent Group, Inc.

Miners may organize themselves in mining pools. A mining pool is created when cryptocurrency miners pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work/hash power contributed. Mining pools became popular when mining difficulty and block time increase. Hut 8 has also decided to participate in a mining pool in order to smooth the receipt of rewards.

Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Hut 8 competes with a number of data centre and cloud services providers in both Toronto and Vancouver. These include the major telecommunications providers such as Bell Canada, Rogers Communications Inc. and Cogeco Inc., but also include a number of data centre providers including CenturyLink, Inc., Cologix, Inc. and Equinix, Inc. Hut 8 competes by leveraging its national network to provide secure data flow between customer’s premises and its data centres/cloud platforms. Hut 8 is one of few providers capable of offering a complete end-to-end IT solution for its customers, as most competitors do not offer access, data colocation and cloud capability.

Foreign Operations

As at the date of this AIF, the Company’s foreign operations include the Company’s digital asset trading operation based out of Barbados, which is inactive.

Cycles

The primary seasonality that the Company experiences is related to potential changes in electricity prices based on volatility in market natural gas prices, which affects some of Hut 8’s facilities. Electricity has been historically higher in the winter than the summer, and considering electricity is the largest expense of Hut 8, this may affect profits.

RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Hut 8 Shares. Due to the nature of Hut 8’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, Hut 8 is subject to significant risks.

Risks Relating to Investment in the Company and in our Common Shares

There is no guarantee that our Common Shares will earn any positive return in the short term or long term

In general, a holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The market price of our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control

The trading price of our Common Shares has been, and is likely to continue to be, volatile, and may be influenced by market conditions and other factors, some of which are beyond our control and cannot be predicted. As a result, investment in our Common Shares is inherently risky and as a holder, you might not be able to sell your Common Shares at or above the price that you paid for them. In addition, the trading prices of Bitcoin have been highly unpredictable, and the trading prices of the Common Shares has generally been highly and directly correlated with the trading prices of Bitcoin. Specifically, we have experienced adverse effects on our Common Share price when the value of Bitcoin has fallen, and we anticipate similar outcomes as our Common Share price continues to track the general status of that cryptocurrency. Furthermore, if the market for Bitcoin or capital markets in general experience a loss of investor confidence, the trading price of the Common Shares could decline for reasons unrelated to our business, operating results or financial condition. That is, the trading price of our Common Shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence share prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Other factors that may contribute to market price fluctuations of our Common Shares include the following:

•	actual or anticipated fluctuations in our quarterly results of operations and/or future prospects;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which we operate;

•	addition to or departure of our executive officers, directors and/or other key personnel;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting our industry generally and our business and operations;

•	announcements of developments and other material events by us or our competitors;

•	fluctuations to the costs of vital products and services used by us in our business;

•	changes in global financial markets and global economies and general market conditions, such as interest rates;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	litigation or regulatory action against us;

•	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;

•
news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;

•	the level of short interest in our stock; and

•	current and future global economic, political and social conditions, including the COVID-19 pandemic.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

We have not declared and paid dividends in the past and may not declare and pay dividends in the future

The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.

The rights of holders of Common Shares may be subordinated to those of our debtholders and other securityholders in certain circumstances

In any liquidation, dissolution or winding up of the Company, the Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors

We are an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations

Bitcoin and other forms of digital assets/cryptocurrencies have been the source of much regulatory attention, resulting in differing definitional outcomes without a single unifying statement. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets the SEC, the U.S. Commodity Futures Trading Commission, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the U.S. Investment Company Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations.

On‑going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Investors may consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoins.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Hut 8 Shares. Such a restriction could result in the Company liquidating its Bitcoin inventory at unfavorable prices and may adversely affect the Company’s shareholders.

If Bitcoin were determined to be an investment security, the Company could be required to register as an investment company

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of Bitcoin as a security by the SEC could result in the Company being deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of the Company's operations, and the Company would be very constrained in the kind of business it could do as a registered investment company. Further, the Company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, to register if required would have a materially adverse impact to conduct the Company's operations.

The value of cryptocurrencies may be subject to momentum pricing risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over‑the‑counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s Bitcoin inventory and thereby affect the Company’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in some cases, unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks and other financial institutions may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency‑related services or that accept cryptocurrencies as payment

A number of companies that engage in Bitcoin and/or other cryptocurrency‑related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide Bitcoin and/or derivatives on other cryptocurrency‑related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency‑related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over‑the‑counter market, and securities depositories, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of internet disruptions, which could have an adverse effect on the price of cryptocurrencies

A disruption of the internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

Risks Related to the Company’s Future Operations

Limited operating history

The Company has a limited history of operations and is in the early stage of development. As such, the Company will be subject to many risks common to such enterprises, including under‑capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that the Company will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

Permits and licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Revenues and operating results can fluctuate

The Company's revenue in past periods may not be indicative of future performance from quarter to quarter or year to year. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control include:

•
general weakening of the economy resulting in a decrease in the overall demand for telecommunications, data centre, cloud or information technology services or otherwise affecting the capital investment levels of medium-sized and enterprise businesses;

•	timing of the development of new service offerings;

•
no assurance that the Company's current and future competitors will not be able to develop data centre or cloud services or other infrastructure expertise comparable or superior to those developed by the Company or to adapt more quickly than the Company to new technologies, evolving industry standards or customer requirements; and

•	seasonal factors which may cause certain cloud service customers to increase or decrease their usage based services.

Our operations and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies

We compete with other cryptocurrency and distributed ledger technology businesses focused on developing substantial Bitcoin mining operations and other financial vehicles backed by or linked to cryptocurrencies. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have increased scrutiny on cryptocurrencies, and such scrutiny could be applicable to us and impact our ability to successfully establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.

Reliance on a limited number of key employees

The success of Hut 8 is dependent upon the ability, expertise, judgment, discretion and good faith of a limited number of people constituting its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Hut 8’s business, operating results or financial condition.

The Company may face risks of disruptions to its supply of electrical power and an increase of electricity rates

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. In respect of the Drumheller Facility, Hut 8 entered into an agreement with ATCO Electric Ltd., the electric utility provider for the Drumheller area, for the provision of power. In respect of the Medicine Hat Facility, Hut 8 entered into an agreement with the City of Medicine Hat, who runs their own electricity grid, for the use of electricity at such facility. In respect of the North Bay Facility, Hut 8 entered into an agreement with Validus, for the provision of power. As of the date of this AIF, the agreements remain in force and effect and the Company expects its electricity supply to be reliable for the foreseeable future. However, any suspension of power, failure of electrical networks or material increase in electricity rates could result in a material adverse effect on the business, operations and/or profitability of the Company.

The Company may not realize the intended benefits of our PPA with Validus

Validus is a new entrant in the Ontario market for the provision of energy to Bitcoin miners and has no current operations in Ontario that are comparable to the project contemplated under the PPA. If Validus is unable to perform its obligations under the PPA, which include obtaining a project site and related lease/access rights, securing long term gas supply commitments to support the power generation units, procuring the generation units, and obtaining required regulatory approvals for the project, we may not receive the intended benefits of the PPA.

The Company paid a fee of C$20.0 million to Validus as an upfront capital pre-payment installment to lock in favourable energy prices under the PPA. An additional C$5.0 million in upfront capital pre-payment installments is payable by the Company upon other key project milestones being achieved.

If Validus defaults on its obligations under the PPA, either in relation to failing to achieve commissioning of the project and commencing the delivery of energy to Hut 8, or (post-commercial operations of the project) failing to meet its ongoing operations and maintenance obligations (which include performing its obligations under the gas supply, site lease, and other third party contracts in relation to the project, and complying with and maintaining regulatory approvals), the Company could become an unsecured creditor of Validus with respect to the upfront fees paid by the Company for services that were not rendered or anticipated benefits of the PPA that were not realized. Moreover, a fundamental change in law that frustrates or prevents the performance of the PPA would allow either party to terminate the PPA upon notice to the other party (subject to certain dispute resolution provisions) prior to the expiry of the full term of the PPA, in which case the Company would not receive the full intended benefit of the PPA.

We may not realize the intended benefits of our PPA with Validus. Changes in law could frustrate or prevent the performance of the PPA and, in the event of a default by Validus, the Company could become an unsecured creditor of Validus with respect to fees paid.

Limitation of liability in commercial agreements

Hut 8’s commercial agreements may limit the ability of the Company to recover losses relating to its Bitcoins. Under these agreements, some service providers and parties are not liable for any special, incidental, indirect, intangible, or consequential damages arising out of, or in connection with, among other things, the terms of the agreements or performance thereunder. Further, it may be the case that in no event will the aggregate liability pursuant to these agreements hold a party liable for any loss or damage exceeding the fees paid or payable to the party by the Company during a period immediately preceding the incident giving rise to such liability. Notwithstanding the foregoing, the liability of a party may not be limited in respect of direct damages arising from, or in any way related to, the fraud, willful misconduct or gross negligence of the party in question.

Cyber security risk

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) or breaches of data centre security for purposes of misappropriating, accessing our data centres or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial‑of‑service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects the Company, its data centres or its service providers (including the Registrar and Transfer Agent, BitGo or Bitfury) might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Litigation risk

The Company may be subject to litigation arising out of its operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact the Company’s operations, and the value of the Hut 8 Shares. While the Company will assess the merits of any lawsuits and defend such lawsuits accordingly, they may be required to incur significant expense or devote significant financial resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Company’s operations.

Liquidity risk and additional financing

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans. The Company has access to a US$50 million revolving credit facility with Galaxy and can also access additional liquidity through the issuance of securities, arrangement of debt facilities and sale of Bitcoin. The Company’s ability to successfully access capital markets for issuance of securities is dependent on certain market conditions, which may be outside of the Company’s control. Additional funds, by way of private placement offerings, may need to be raised to finance the Company’s future activities. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could cause the Company to reduce or terminate its operations.

The Company may be unable to obtain additional financing on acceptable terms or at all

The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. In particular, the financing options available to the Company have been significantly reduced as a result of the COVID‑19 pandemic. Potential counterparties have been reluctant to enter into or engage in negotiations related to possible financing transactions during the restrictions and market disruption resulting from COVID‑19. Prolonged restrictions relating to the COVID‑19 pandemic or a further wave of infections could significantly limit the Company’s access to capital. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, Bitcoin. The Company tracks the market price of Bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the company in Bitcoin.

Lending risk

The Company has loaned 1,000 Bitcoin each to Galaxy and Genesis pursuant an unsecured lending arrangement. The loans are subject to the prior claims of any secured creditors to the extent of the value of the assets securing such indebtedness. In the event of a Galaxy or Genesis bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the loan only after all debt secured by those assets has been repaid in full. If there are insufficient assets remaining to pay all of Galaxy’s or Genesis’ creditors, all or a portion of the loan then outstanding would remain unpaid.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. Instead, Hut 8 uses the services of BitGo. BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market.

Hut 8 also faces credit risk associated with the Genesis and Galaxy Bitcoin yield accounts. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Currency exchange risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company's costs are incurred principally in US and Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Foreign Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in U.S. Dollars to purchase mining equipment from Bitfury and with loans payable denominated in U.S. Dollars. Management currently does not hedge its foreign exchange risk.

The Company may be required to sell its inventory of cryptocurrency to pay suppliers

The Company may sell its inventory of cryptocurrency to pay necessary expenses, irrespective of then-current cryptocurrency prices. Consequently, the Company’s inventory of cryptocurrency may be sold at a time when the price is low, resulting in a negative effect on the Company’s profitability. As a result, we may be directly exposed to Bitcoin's price volatility and surrounding risks.

Electrical risks and backup power risks

The containers and their contents are substantially comprised of metal components, which increase the risk of an electrical short in the Company’s equipment. The Company will maintain a supply of back‑up and replacement parts on‑site or at a location near to the Drumheller Facility. In addition, the Company’s operations consume a large amount of energy; accordingly, it is not practical or economical for the Company’s operations to run on back‑up generators in the event of a power outage.

Cryptocurrency mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond the control of the Company’s customers. Energy prices have recently experienced significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.

Container exposure

The Company’s mining operations are housed in containers. Containers are susceptible to excessive heat exposure, which may result in equipment malfunction and require equipment to be replaced. The status of the air filters in the containers are manually tracked and replaced, requiring a dedicated monitoring schedule.

Supply chain disruption

The Company purchases specialized mining and infrastructure equipment in the normal course of business, much of which is delivered from Asia. Disruption to the Company’s supply chain could prevent or delay it from acquiring this software and any other required equipment that it needs to operate the Company and remain competitive, which could have a material adverse effect on the Company’s business, results of operations and financial condition. Global supply chains remain disrupted, directly and indirectly, as a result of COVID-19 and other factors outside of the Company’s control. The Company takes steps to mitigate supply chain risks, including transacting primarily with suppliers with which the Company has a favourable history of performance. Additionally, as mining technology evolves, the Company may be required to acquire more technologically advanced mining software and equipment to operate the Company effectively and remain competitive in the market. As new technological innovations occur, including in quantum computing, there are no assurances that the Company will be able to adopt or effect such new innovations, nor that the Company will be able to acquire new and improved equipment to stay competitive or that the existing software or other equipment of the Company will not become obsolete, uncompetitive or inefficient.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large‑scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis‑driven purchasing behavior wanes, adversely affecting the value of the Company’s Bitcoin inventory. The possibility of large‑scale purchases of cryptocurrencies in times of crisis may have a short‑term positive impact on the prices of Bitcoin. Crises of this nature in the future may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s Bitcoin inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large‑scale acquisitions or sales of Bitcoins either globally or locally. Large‑scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer‑generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:

•	Continued worldwide growth in the adoption and use of cryptocurrencies;

•	Governmental and quasi‑governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open‑source software protocol of the network;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to pursue our business strategy or continue as a going concern, which could have a material adverse effect on our business, prospects, or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of Bitcoins and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, Bitcoin and its other cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short‑term or long‑term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end‑users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability.

The Company may fail to anticipate or adapt to technology innovations in a timely manner, or at all

The blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in the Company’s products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of the Company’s products, the Company has actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

(a)	the Company’s product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

(b)	the Company’s research and development efforts may fail to translate new product plans into commercially feasible products;

(c)	the Company’s new technologies or new products may not be well received by consumers;

(d)	the Company may not have adequate funding and resources necessary for continual investments in product planning and research and development;

(e)	the Company’s products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

(f)	the Company’s newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next‑generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, the Company may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent the Company’s introduction of new or enhanced products. Furthermore, the Company’s research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand.

The Company may not be able to secure adequate insurance coverage

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business in amounts that it believes to be reasonable in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company. In some cases, such as with respect to environmental risks, coverage may not be available or is considered too expensive relative to the perceived risk.

The properties included in our mining operation may experience damages, including damages that may not covered by insurance

Our current mining or any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including:

•	construction or repair defects or other structural or building damage;

•	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•	claims by employees and others for injuries sustained at our properties.

While our mining sites have been carefully designed and constructed, they could still be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient or effective.

The COVID‑19 pandemic has had a material impact on the Canadian and global economies and could have a material adverse impact on the Company’s business, financial condition and results of operations

Pandemics, epidemics, or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on Hut 8’s business, including changes to the way the Company and its counterparties operate, and on its financial results and condition. The spread of the COVID-19 pandemic, given its severity and scale, continues to adversely affect Hut 8’s business to varying degrees and many of Hut 8’s customers and business partners and continues to pose risks to the global economy and the Bitcoin industry more broadly. At the onset of the COVID-19 pandemic, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While a number of containment measures have been and continue to be gradually eased or lifted across some regions, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 have been and continue to be instituted in line with guidance of public health authorities. In addition, the emergence of the second, third and fourth waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains such as the Delta strain and the Omicron strain, has led to the imposition of containment measures to varying degrees in many regions within Canada and globally. These containment measures continue to impact global economic activity, including the ability to move towards recovery of the global economy and such measures also contribute to increased market volatility and continued changes to the macroeconomic environment. As the impacts of the COVID-19 pandemic continue to materialize, the prolonged effects of the disruption have had and continue to have adverse impacts on our business strategies and initiatives, resulting in ongoing effects to our financial results, including the increase of counterparty, market and operational risks.

Hut 8 is closely monitoring the potential and realized effects and impacts of the COVID-19 pandemic, which continues to be a rapidly evolving situation. As the COVID‑19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely global capital markets, the global economy, the Bitcoin price and the Company’s share price. The ultimate impacts will depend on future developments that are highly uncertain and cannot be predicted, including the scope, severity, duration and additional subsequent waves of the COVID-19 pandemic, including the introduction of new variants, as well as the effectiveness of actions and measures taken by the various levels of government. Despite recent positive vaccine developments, the ongoing evolution of the development and distribution of effective vaccines, recommendation and availability of subsequent vaccine doses and the availability of efficient and accurate testing options also continues to raise uncertainty.

Hut 8 may face challenges, including increased risk of disputes and litigation, as a result of the effects of the COVID-19 pandemic on market and economic conditions and actions government authorities and financial lenders take in response to those conditions. The Company may also face increased operational and reputational risks, including the potential for escalating counterparty risk. The COVID-19 pandemic has resulted, and may continue to result, in disruptions to some of our business partners, supply chain, clients and customers and the way in which Hut 8 conducts its business, including prolonged duration of staff working from home. These factors have impacted, and may continue to impact, Hut 8’s business operations and continuity of relationships with its business partners and third-party service providers. Operational risks which may affect the Company or its business partners include the need to provide enhanced safety measures for employees and customers; complying with rapidly changing regulatory guidance; addressing the risks of, attempted fraudulent activity and cybersecurity threat behavior; and protecting the integrity and functionality of the Company's systems, networks, and data centres as a larger number of employees work remotely.

If the COVID-19 pandemic is further prolonged, including the possibility of additional subsequent waves and introduction of new variants, or further diseases merge that give rise to similar effects, the adverse impact on the economy could deepen and result in further volatility and declines in commodity and financial markets. Moreover, it remains uncertain how the macroeconomic environment will be impacted following the COVID-19 pandemic.

In virtually all aspects of our business and strategy, Hut 8’s view of risks is not static as our business activities expose the Company to a variety of risks. Hut 8 actively manages its risks to help protect and enable its business and future prospects. Additionally, Hut 8 continues to evaluate the impacts that the COVID-19 pandemic has had and continues to have on its business, including the impact on its top and emerging risks, operational and reputational risks as well as credit, market and liquidity and funding risks and environmental, social and governance risks.  For further details on our risks, refer to the detailed risk factors below and throughout this AIF.

Risks Relating to Taxation

If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase

We have cross-border transactions among the Company and its subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm's length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm's length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.

Hut 8 may be classified as a ‘‘passive foreign investment company’’ for the purposes of U.S. federal income tax, which may have adverse tax consequences for U.S. investors

Hut 8 may be classified as a ‘‘passive foreign investment company’’ or (‘‘PFIC’’) for U.S. federal income tax purposes during the tax year ended December 31, 2021, and for future tax years. Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a PFIC for U.S. federal income tax purposes. Whether the Company is a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency such as bitcoin for purposes of the PFIC rules is unclear. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ‘‘excess distribution’’ received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer.  Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective “qualified electing fund” election under Section 1295 of the Internal Revenue Code of 1986, as amended (a “QEF Election”), or, to a lesser extent, a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (a “Mark-to-Market Election”). However, U.S. taxpayers should be aware that we do not intend to supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is classified as a PFIC. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each holder of Common Shares, whether current or in the future, who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Common Shares.

Mining of Bitcoin is subject to existing taxes and may be subject to new taxes

Where cryptocurrency has been acquired as a result of mining activities of a commercial nature, the Company is currently subject to certain applicable taxes by applicable government authorities and may be subject to certain new taxes imposed by various applicable governmental authorities, whether at the time the cryptocurrency is earned, as a service, or otherwise in connection with the operations the Company currently undertakes or may in the future undertake as part of its ongoing strategic plan. There are no assurances that any such taxes will not have a material adverse impact on the Company’s business, results of operations and financial condition.

Increase in carbon taxes

Bitcoin mining is energy intensive and has a significant carbon footprint. Increases in the tax payable on carbon emissions related to the Company’s operations could significantly increase the Company’s cost of doing business and could have a material adverse effect on the Company’s business, results of operations and financial condition. While the Company currently uses wind power as a source of power for its existing operations, there are no assurances that the Company will be able to effectively and efficiently, or at all, source its power needs with cost efficient and reliable alternative renewable energy sources.

Risks Relating to Mining and Holding Cryptocurrency

Cryptocurrency inventory may be exposed to cybersecurity threats and hacks

As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been rare.

Malicious actors or botnet obtaining control of more than 50% of the processing power on the Bitcoin Network

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double‑spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin ecosystem, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase, which may adversely affect an investment in the Company.

If fees increase for recording transactions in the Blockchain, demand for Bitcoins may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial business, resulting in a reduction in the price of Bitcoins that could adversely affect an investment in the Company

As the number of Bitcoins awarded for solving a block in the Blockchain decreases, the incentive for miners to contribute processing power to the Bitcoin Network will transition from a set reward to transaction fees. To incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. If miners demand higher transaction fees to record transactions in the Blockchain or a software upgrade automatically charges fees for all transactions, the cost of using Bitcoins may increase and the marketplace may be reluctant to accept Bitcoins as a means of payment. Existing users may be motivated to switch from Bitcoins to another digital currency or back to fiat currency. Decreased use and demand for Bitcoins may adversely affect their value and result in a reduction in the Bitcoin index price and the price of the Hut 8 Shares.

Our reliance on a third-party mining pool service providers for our mining revenue payouts may adversely affect an investment in us

We currently rely on Foundry and Luxor, open access mining pools that support cryptocurrencies including Bitcoin, to receive our mining rewards and fees from the network. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the bitcoin network. The rewards, distributed proportionally to our contribution to the pool's overall mining power, are distributed by the pool operator. Should either pool operator system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. We have little means of recourse against either operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from Foundry or Luxor, we may experience reduced rewards for our efforts, which would have an adverse impact on the Company’s business, results of operations and financial condition.

Potential loss or destruction of private keys

Bitcoins are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the Bitcoins are held. While the Bitcoin Network requires a public key relating to a digital wallet to be published when used in a spending transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the Bitcoins held in such wallet. To the extent a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the Company will be unable to access the Bitcoins held in the related digital wallet and the private key will not be capable of being restored by the Bitcoin Network.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our shareholders to the risk of loss of our digital assets for which no person is liable

The digital assets held by us are not insured and there is a risk that some or all of the Company’s Bitcoins could be lost, stolen, or destroyed. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our business, prospects, or operations and, consequently, an investment in us. At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative, or prosecutorial     authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our digital assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. If the Company’s Bitcoins are lost, stolen, or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim. Also, although BitGo uses security procedures with various elements, such as redundancy, segregation, and cold storage, to minimize the risk of loss, damage, and theft, neither BitGo nor the Company can guarantee the prevention of such loss, damage, or theft, whether caused intentionally, accidentally or by force majeure. Access to the Company’s Bitcoins could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack).

Erroneous transactions, human error, and irrevocability of Bitcoin transactions

Bitcoin transactions are irrevocable meaning that stolen or incorrectly transferred Bitcoins may be irretrievable. Bitcoin transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of Bitcoins or a theft of Bitcoins generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s Bitcoins through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred Bitcoins. The Company will also be unable to convert or recover Bitcoins transferred to uncontrolled accounts.

Risks associated with the Bitcoin Network

The open‑source structure of the Bitcoin Network protocol means that the core developers of the Bitcoin Network and other contributors are generally not directly compensated for their contributions in maintaining and developing the Bitcoin Network protocol. A failure to properly monitor and upgrade the Bitcoin Network protocol could damage the Bitcoin Network.

The core developers of the Bitcoin Network can propose amendments to the Bitcoin Network’s source code through software upgrades that alter the protocols and software of the Bitcoin Network and the properties of Bitcoins, including the irreversibility of transactions and limitations on the mining of new Bitcoins. To the extent that a significant majority of the users and miners on the Bitcoin Network install such software upgrade(s), the Bitcoin Network would be subject to new protocols and software.

The acceptance of Bitcoin Network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin Network could result in a “fork” in the Blockchain underlying the Bitcoin Network, resulting in the operation of two separate networks. Without an official developer or group of developers that formally control the Bitcoin Network, any individual can download the Bitcoin Network software and make desired modifications, which are proposed to users and miners on the Bitcoin Network through software downloads and upgrades, typically posted to the Bitcoin development forum. A substantial majority of miners and Bitcoin users must consent to such software modifications by downloading the altered software or upgrade; otherwise, the modifications do not become a part of the Bitcoin Network. Since the Bitcoin Network’s inception, modifications to the Bitcoin Network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin Network remains a coherent economic system.

If, however, a proposed modification is not accepted by a vast majority of miners and users but is nonetheless accepted by a substantial population of participants in the Bitcoin Network, a “fork” in the Blockchain underlying the Bitcoin Network could develop, resulting in two separate Bitcoin Networks. Such a fork in the Blockchain typically would be addressed by community‑led efforts to merge the forked Blockchains, and several prior forks have been so merged. However, in some cases, there may be a permanent “hard fork” in the Blockchain and a new cryptocurrency may be formed as a result of that “hard fork”. For example, Bitcoin Cash, a new cryptocurrency, was recently created through a fork in the Blockchain. Where such forks occur on the Blockchain, the Company will follow the chain with the greatest proof of work in the fork. If a hard fork results in the Company holding an alternative coin, the Company will dispose of such alternative coin and either distribute the proceeds of such disposition to shareholders or reinvest the proceeds in additional Bitcoins.

Further development and acceptance of the Bitcoin Network

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoins and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin.

The use of digital currencies, such as Bitcoins, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer‑generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. The factors affecting the further development of this industry, include, but are not limited to:

•	Continued worldwide growth in the adoption and use of Bitcoins and other digital currencies;

•
Government and quasi‑government regulation of Bitcoins and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open‑source software protocol of the Bitcoin Network;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Consumer perception of Bitcoins specifically and cryptocurrencies generally.

The Company will not have any strategy relating to the development of the Bitcoin Network. Furthermore, the Company cannot be certain what impact, if any, the listing of the Hut 8 Shares and the expansion of its Bitcoin holdings may have on the digital asset industry and the Bitcoin Network.

Limited history of de-centralized financial system

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment, and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field, including Hut 8, difficult.

Potential failure to maintain the Bitcoin Network

The Bitcoin Network operates based on an open‑source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. A failure to properly monitor and upgrade the Bitcoin Network protocol could damage the Bitcoin Network. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and open‑source contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in the Common Shares may be adversely affected.

Potential manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double‑spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin Blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Risks of security breaches

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Hut 8 Shares, resulting in a reduction in the price of the Hut 8 Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

The Company believes that the security procedures used by its partners and providers utilize, such as hardware redundancy, segregation and offline data storage (i.e., the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, also known as “cold storage”) protocols are reasonably designed to safeguard the Company’s Bitcoins from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by Hut 8.

The security procedures and operational infrastructure of the Company and its partners and providers may be breached due to the actions of outside parties, error, or malfeasance of an employee of the Company or its partners and providers, or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s Bitcoin account, private keys, data, or Bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of the Company or its partners and providers to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of the Company’s Bitcoin account occurs, the market perception of the effectiveness of the Company could be harmed.

Digital Assets and Risk Management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of Bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for Bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of Bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of Bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of Bitcoin.

Fluctuation of Bitcoin price and expected economic returns on Bitcoin mining activities

The price of Bitcoin is volatile, and the Company is at risk as a result, as well as a result of the speculative nature of the underlying asset, negative media coverage, geo-political factors, technological, new entrants, and supply constraints. Fluctuation in the price of Bitcoin may have a material adverse effect on the Company’s results of operations and financial condition, including Common Share price and overall profitability. The impact of the COVID-19 pandemic has had an adverse impact on the global economy and any economic downturn, either short‑term or prolonged, could impact the Bitcoin market as well.

Bitcoin price fluctuated significantly in the past few years, which resulted in a corresponding fluctuation in the Company’s results of operations. The Company expects that the Bitcoin price may continue to fluctuate in the future, and as such, the Company would expect to continue to experience a significant corresponding fluctuation in the Company’s results of operations.

There is no assurance that Bitcoins will maintain their long‑term value in terms of future purchasing power or that the acceptance of Bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow.

The Bitcoin daily reward halves approximately every four years

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin Network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin Network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2019, Bitcoin mining difficulty increased by approximately 35 times, according to Blockchain.info.

In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. This halving may have a potential impact on the Company’s profitability at the reward level of 6.25 coins. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved. The Company believes that although the halving would reduce the block reward by 50%, other market factors such as the network difficulty rate and price of Bitcoin would change to offset the impact of the halving sufficiently for the Company to maintain profitability. Nevertheless, there is a risk that a halving will render the Company unprofitable and unable to continue as a going concern.

Exposure to hash rate and network difficulty

The hash rate in the Bitcoin Network is expected to increase as a result of upgrades across the industry as Bitcoin miners use more efficient chips. As the hash rate increases, the Bitcoin mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Company to remain competitive. The effect of increased computing power in the network combined with fluctuations in the Bitcoin price could have a material adverse impact on the Company’s business, results of operations and financial condition.

Bitcoin mining is capital intensive

Remaining competitive in the Bitcoin mining industry requires significant capital expenditure on new chips and other hardware necessary to increase processing power as the Bitcoin Network difficulty increases. If the Company is unable to fund its capital expenditures, either through its revenue stream or through other sources of capital, the Company may be unable to remain competitive and experience a deterioration in its result of operations and financial condition.

Market adoption

Currently, there is relatively small use of Bitcoins in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Common Shares.

The Company is at risk due to a wide fluctuation in the price of Bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of Bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s Bitcoin inventory, its stock price, and profitability.

Bitcoins and the Bitcoin Network have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of Bitcoin demand is generated by speculators and investors seeking to profit from the short‑ or long‑term holding of Bitcoins. A lack of expansion by Bitcoins into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of Bitcoin.

Further, if fees increase for recording transactions in the Bitcoin Blockchain, demand for Bitcoins may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoins.

Changes to prominence of Bitcoin and other digital assets

Demand for Bitcoins is driven, in part, by its status as the most prominent and secure digital asset. It is possible that a digital asset other than Bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoins, which could have a negative impact on the price of Bitcoins.

The Bitcoin Network and Bitcoins, as an asset, hold a “first‑to‑market” advantage over other digital assets. This first‑to‑market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Bitcoin Blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long‑term stability of a digital asset’s network and its Blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first‑to‑market advantage.

Despite the marked first‑mover advantage of the Bitcoin Network over other digital assets, it is possible that an alternative coin could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin Network protocol that is not immediately addressed by the core developers or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If an alternative coin obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin’s market share and have a negative impact on the demand for, and price of, Bitcoins.

There is a possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and an investment in us

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the Bitcoin mining algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our Bitcoin mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse impact on the Company’s business, results of operations and financial condition and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Bitcoin miners may cease operations

If the award of Bitcoins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain could be slowed. A reduction in the processing power expended by miners on the Bitcoin Network could increase the likelihood of a malicious actor or botnet obtaining control.

Changes to cost of Bitcoin transactions

In order to incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the Bitcoin Network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept Bitcoins as a means of payment and existing users may be motivated to switch from Bitcoins to another digital asset or back to fiat currency.

Bitcoin faces significant challenges with scaling which, if not overcome, may lead to high fees or slow transaction settlement times

Bitcoin is presently limited with respect to how many transactions can occur per second. Developers and contributors in the Bitcoin ecosystem debate potential solutions to increasing the average number of transactions per second that networks can handle. Some have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, which would increase the number of transactions that could occur per second. However, it is uncertain how long those mechanisms being explored to increase the scale of settlement of Bitcoin transactions will take to become effective, if at all. Any failure to improve Bitcoin settlement times could materially affect the price of Bitcoin and, as a result, adversely affect an investment in us.

Miners may cause delays in recording of transactions

To the extent that any miner ceases to record transactions in solved blocks, such transactions will not be recorded on the Bitcoin Blockchain until a block is solved by a miner who does not require the payment of transaction fees. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new Bitcoins upon the solving of a block), miners could delay the recording and confirmation of a significant number of transactions on the Bitcoin Blockchain. If such delays became systemic, it could result in greater exposure to double‑spending transactions and a loss of confidence in the Bitcoin Network.

Risks Related to the Company’s Recent Acquisition of its Data Centre Business from TeraGo

The failure to successfully integrate the data centre business and operations in the expected time frame may adversely affect the Company's future results

The Company believes that the acquisition of the data centre business pursuant to the TeraGo Asset Acquisition will result in certain benefits, including a diversified revenue profile, drive the expansion of its customer base, and operational efficiencies. However, to realize these anticipated benefits, the data centre business must be successfully integrated. The success of the TeraGo Asset Acquisition will  depend in part on the Company's ability to realize these anticipated benefits from combining the businesses of the data centre business and the Company. The Company may fail to realize the anticipated benefits of the acquisition for a variety of reasons, including the following:

•	failure to successfully manage relationships with customers, distributors and suppliers;

•	revenue attrition in excess of anticipated levels;

•	potential incompatibility of technologies and systems;

•	failure to leverage the increased scale of the Company quickly and effectively;

•	potential difficulties integrating and harmonizing financial reporting systems;

•	the loss of key employees; and

•	the failure to combine service lines and offerings quickly and effectively.

The integration of the data centre business may result in significant accounting charges that adversely affect the announced results of the Company

The financial results of the Company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with the acquisition. In addition to the anticipated cash charges, significant non-cash restructuring charges and costs associated with the amortization of intangible assets are expected. The price of the Common Shares could decline to the extent the Company’s financial results are materially affected by the foregoing charges or if the foregoing charges are larger than anticipated.

The expected revenue attributed to the data centre business may not be indicative of future performance and may adversely affect the Company's future results

The past revenues of the data centre business may not be indicative of future performance from quarter to quarter or year to year and the operating results may not follow any past trends. The data centre business currently has available capacity in its data centres, but there can be no assurance that the existing or future market demand will be sufficient to fill this capacity. Should the demand for cloud and data centre services decline or fail to increase, this may negatively affect the Company’s ability to capitalize on the data centre business's expected high operating leverage and may adversely affect the Company’s future financial performance.

Additionally, the weakening of the economy resulting in a decrease in the overall demand for telecommunications, data centre, or cloud services or otherwise affecting the capital investment levels of medium-sized and enterprise businesses may materialize and may adversely affect the Company's business, financial results and the price of the Common Shares.

The data centre business is expected to increase the Company's exposure to cyber security threats

The data centre business's network security, data centre security and the authentication of its customer credentials are designed to protect unauthorized access to data on its network and to its data centre premises. Because techniques used to obtain unauthorized access to or to sabotage networks (including DDoS attacks) change frequently and may not be recognized until launched against a target, the Company may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome the network security and obtain access to confidential, customer or employee data on the data centre business's network, including on a device connected to its network. An actual or perceived breach of network security or data centre security could harm public perception of the effectiveness of the data centre business's security measures, adversely affecting its ability to attract and retain customers, expose it to significant liability and adversely affect its business and revenue prospects.

Market demand for available capacity

The Company currently has available capacity in its data centres. There can be no assurance that the existing or future market demand will be sufficient to fill this capacity. Should the demand for the Company’s cloud and data centre services decline or fail to increase, this may negatively affect the Company’s ability to capitalize on its high operating leverage and may adversely affect the Company’s future financial performance.

Reductions in the amount or cancellations of customers’ orders would adversely affect our business, results of operations and financial condition.

Expanding, upgrading, and maintaining network and infrastructure

The presence of diverse telecommunications carriers’ fiber network in our data centres is critical to our ability to retain and attract new customers. We are not a telecommunications carrier and as such we rely on third parties to our customers with carrier services. As a result, we cannot provide assurance that each and every carrier will elect to offer its services within our data centres or that once a carrier has decided to provide internet connectivity that it will continue to do so for any period of time.

We expect to allocate significant resources in expanding, maintaining and improving our network. Additionally, as the number of our customer locations increases, as the usage habits of our customers change and as we increase our service offerings, we may need to upgrade our network to maintain or improve the quality of our services. If we do not     successfully implement upgrades to our network, the quality of our services may decline and our churn rate may increase.

We may experience quality deficiencies, cost overruns and delays with the expansion, maintenance and upgrade of our network and existing infrastructure including the portions of those projects not within our control. Expansion of our network or infrastructure may require permits and approvals from governmental bodies and third parties. Failure to receive approvals in a timely fashion can delay expansion of our network. In addition, we are typically required to obtain rights from land, building and tower owners to install the antennas and other equipment that provide our internet access service to our customers. We may not be able to obtain, on terms acceptable to us or at all, the rights necessary to expand our network or existing infrastructure.

We also may face challenges in managing and operating our network and existing infrastructure. These challenges include ensuring the availability of customer equipment that is compatible with our network and managing sales, advertising, customer support, and billing and collection functions of our business while providing reliable network service that meets our customers’ expectations. Our failure in any of these areas could adversely affect customer satisfaction, increase churn, increase our costs, decrease our revenue and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

Excessive customer churn

The successful implementation of our business strategy depends upon controlling customer churn. Customer churn is a measure of customers who stop using our services. Customer churn could increase as a result of:

•	billing errors and/or reduction in the quality of our customer service;
•	interruptions to the delivery of services to customers;
•	the availability of competing technology and other emerging technologies, some of which may, from time to time, be less expensive or technologically superior to those offered by us; and
•	competitive conditions in the industry, including strategic initiatives by us or our competitors, new services, service announcements and changes in pricing policy by us or our competitors.

An increase in customer churn can lead to slower customer growth, increased costs and a reduction in revenue. Given the current economic environment, there is risk that churn levels could increase in the future.

Competitive landscape

We may not be able to compete successfully against current and future competitors. The multi-tenant data centre market is highly fragmented. We compete with these firms which vary in terms of their data center offerings. We must continue to evolve our product strategy and be able to differentiate our data centres and product offerings from those of our competitors. Some of our competitors may adopt aggressive pricing policies, especially if they are not highly leveraged or have lower return thresholds than we do. As a result, we may suffer from pricing pressure that would adversely affect our ability to generate revenues. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services and may do so in a manner that is more attractive to our potential customers than obtaining space in our data centers. Competitors could also operate more successfully or form alliances to acquire significant market share. Failure to compete successfully may materially adversely affect the Company’s business, results of operations and financial condition.

Leased data centre facilities

The Company’s data centres are located in leased premises and there can be no assurance that the Company will remain in compliance with the Company’s leases, that the landlord will continue to support the operation of the Company’s data centre and that the leases will not be terminated despite negotiation for long term lease periods and renewal provisions. Termination of a lease could have a material adverse effect on the Company’s business, results of operations and financial condition.

System interruption

We have experienced service interruptions in the past and may experience service interruptions or system failures in the future. Our services depend on the continuing operation of our cloud and data centre. Any service interruption adversely affects our ability to operate parts of our business and could result in an immediate loss of revenue. If we experience frequent or persistent system, power or network failures, or reputation and brand could be permanently harmed. We may make significant capital expenditures, to increase the reliability and security of our systems, but these capital expenditures may not achieve the results we expect.

Our data centres are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems and similar events. Some of our systems are not fully redundant and our disaster recovery planning may not be adequate. The occurrence of a natural disasters or unanticipated problems at our data centres could result in lengthy interruptions in our service and adversely affect our operating results.

Environment Regulatory Risk, Environmental, Sustainability, and Governance (“ESG”) Related Risk and Climate Change Impacts

Environmental regulatory risk

The Company’s operations subject to environmental regulations in certain ways, which can increase costs to a prohibitive degree. The continued evolution of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for noncompliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

The Company may be subject to potential risks and liabilities associated with its impact on the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company and/or its financial condition.

The current or future operations of the Company, including development activities and mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Investors’ expectations of our performance relating to ESG factors may impose additional costs and expose us to new risks

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to ESG factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate, including if they believe our policies and goals are inadequate. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake additional, possibly costly, initiatives to satisfy such new criteria. Our approach to ESG will continually adapt based on new data and insights, which are consistent and in line with our short- and long-term business strategy. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Hut 8’s ESG-related goals could bring the Company under scrutiny from the public and may have negative impacts on its existing business

In December 2021, Hut 8 introduced its first set of goals designed for further ESG objectives. Generally speaking, Hut 8’s ESG goals depend on the Company’s ability to execute its current business strategy, related milestones and schedules, each of which can be impacted by the numerous risks and uncertainties associated with Hut 8’s business and the industries in which it operates, as outlined in the other risk factors described in this AIF.

Hut 8’s ability to adapt to and succeed in an ESG-focused economy will be compared against its peers. Investors and stakeholders increasingly compare companies based on ESG-related performance, including climate-related performance. Hut 8's approach to ESG will continually adapt based on new data and insights, which are consistent and in line with its short- and long-term business strategy. Notwithstanding Hut 8’s efforts to adapt, failure by the Company to achieve its ESG goals, or a perception among key stakeholders that the Company’s ESG goals are insufficient, could adversely affect, among other things, the Company’s reputation, financial results, and its ability to attract capital.

There is also a risk that some or all of the expected benefits and opportunities of achieving the various ESG goals may fail to materialize, may cost more to achieve or may not occur within the anticipated time periods. In addition, there are risks that the actions taken by the Company in implementing targets and ambitions relating to ESG objectives may have a negative impact on its existing business and operations and increase capital expenditures, which could have a negative impact on the Company’s business, financial condition, results of operations and/or cash flows.

Climate Change

Our business may be adversely affected by climate change and responses to it. Severe weather events, such as droughts, heat waves, fires, hurricanes, and flooding, pose a threat to our mining operations and data centers and our customers' IT infrastructure through physical damage to facilities or equipment, power supply disruption, and long-term effects on the cost of electricity. The frequency and intensity of severe weather events are reportedly increasing locally and regionally as part of broader climate changes. Global weather pattern changes may also pose long-term risks of physical impacts to our business. We maintain disaster recovery and business continuity plans that would be implemented in the event of severe weather events that interrupt our business or affect our customers' IT infrastructure.

Risks Relating to Intellectual Property

We may incur costs and challenges enforcing and defending our intellectual property rights

We may incur expense costs in protecting, enforcing and defending our intellectual property rights against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain products, subject us to injunctions restricting our sale of products, or cause severe disruptions to our operations or the marketplaces in which we compete. Any of these could have an adverse effect on our business and financial condition.

Potential intellectual property right claims

Intellectual property rights claims may adversely affect the operation of the Bitcoin Network. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the Bitcoin Network’s long‑term viability or the ability of end‑users to hold and transfer Bitcoins may adversely affect the value of Bitcoins. Additionally, a meritorious intellectual property claim could prevent the Company and other end‑users from accessing the Bitcoin Network or holding or transferring their Bitcoins.

Third parties may claim that our products or services infringe or otherwise violate their proprietary rights, which claims and any related litigation may adversely affect our business, financial condition and results of operations

Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely impact on the Company’s business, results of operations and financial condition and we may be unsuccessful in defending such disputes or litigation, which may require us to pay substantial damages or be subject to an injunction.

We employ third-party licensed software, and the inability to maintain these licenses, failure to comply with the terms of these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect the Company’s business, results of operations and financial condition

We employ third-party licensed software in connection with our power monitoring. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform, present security risks and injure our reputation.

Additional information on the risks, assumption and uncertainties are found under the heading “Statement Regarding Forward-Looking Statements” in this AIF.

PRIOR SALES

The following table sets forth all securities issued by Hut 8 during Fiscal 2021:

Date	Number of Securities Issued or Granted	Type of Security	Issue Price Per Security
January 4, 2021 (1)	380,000	Common Shares	C$1.05 per share
January 13, 2021 (2)	15,500,000	Private placement of units	C$5.00 per unit
June 15, 2021 (3)	23,000,000	Public offering of units	C$5.00 per unit
September 14, 2021 (4)	17,550,000	Common Shares	US$8.55 per share

Notes:
(1)	Common Shares issued for past services.
(2)	Private placement of units, with each unit consisting of one Common Share and one-half of one Common Share purchase warrant.
(3)	Public offering of units with each unit consisting of one Common Share and one half of one Common Share purchase warrant.
(4)	Public offering of Common Shares.

DIVIDENDS

Hut 8 has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Hut 8 Board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the Hut 8 Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Hut 8 Shares. As of the date of the close of trading on the date immediately prior to this AIF, 171,453,371 Hut 8 Shares, 172,534 Warrants recorded in equity, 15,160,001 Warrants recorded as a financial liability, 546,667 stock options, 2,952,200 RSUs and 251,419 DSUs are issued and outstanding. Holders of Hut 8 Shares are entitled to dividends, if, as and when declared by the board of Hut 8 Board, to one vote per Hut 8 Share at meetings of Hut 8 shareholders and, upon liquidation, to share equally in such assets of Hut 8 as are distributable to the holders of the Hut 8 Shares. All of the Hut 8 Shares are fully paid and non‑assessable and are not subject to any pre‑emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital. On the July 2, 2021, Hut 8 and Bitfury terminated the Investor Rights Agreement.

MARKET FOR SECURITIES

Trading Price and Volume

The Hut 8 Shares are listed and posted for trading on the TSX and the NASDAQ, in each case under the symbol “HUT”.

The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the TSX from January 1, 2021, to the date of this AIF (in reverse-chronological order):

Month	High	Low	Volume Traded
March (1-16), 2022	$8.28	$5.82	26,549,140
February 2022	$10.53	$6.20	64,309,086
January 2022	$10.48	$5.71	56,051,527
December 2021	$16.73	$9.48	2,627,305
November 2021	$20.61	$14.88	2,930,327
October 2021	$11.76	$10.91	3,685,908
September 2021	$14.2	$9.72	2,831,187
August 2021	$10.55	$5.80	2,244,090
July 2021	$6.84	$4.42	1,541,320
June 2021	$5.80	$3.91	2,450,367
May 2021	$7.24	$4.31	1,399,940
April 2021	$10.35	$6.03	1,548,074
March 2021	$11.89	$7.24	1,519,189
February 2021	$15.98	$4.49	3,269,109
January 2021	$4.08	$3.71	3,036,105

DIRECTORS AND OFFICERS

The individuals disclosed in the table below are the directors and officers of the Company as of the date of this AIF, with the term of office of the directors to expire on the date of Hut 8’s next annual general meeting of shareholders.

The following table lists the name, municipality of residence, position, principal occupation and shareholdings of each director and officer of Hut 8 as at December 31, 2021.

Name and Municipality of Residence	Positions and Offices Held	Principal Occupation During the Past Five Years	Number and Percentage of Voting Securities(5)	Director or Officer Since
Shane Downey (Ontario, Canada)	CFO	CFO (2021 to present) VP, Acquisitions & Finance, YORK Group of Companies (2019 to 2021) CFO, Polaris Infrastructure Inc. (2015 to 2018)	3,500 (0.002%)	April 2021
Joseph Flinn(1)(2)(3) (Ontario, Canada)	Director	CFO, Seaboard Transportation Group (2019 to present) President, Clarke Transport and Clarke North America (2017 to 2019)	7,808 (0.004%)	August 2018
K. Alexia Hefti(1)(2)(4) (United Arab Emirates)	Director	Partner, The Abed Group venture capital fund (2021 to present) CEO, eGovern (2020 to 2021) Global Blockchain Leader, Indirect Tax, Deloitte (2019 to 2020) Blockchain Tax Lead, Deloitte (2016 to 2019)	-	May 2021
Jaime Leverton (Ontario, Canada)	Director, CEO
CEO of Hut 8 (2020 to present)
Chief Commercial Officer, SVP, eStruxture Data centres (2019 to 2020)
General Manager, VP, Cogeco Peer 1 (2017 to2019)
Managing Director, Financial Markets, National Bank (2016 to 2017)
			92,941 (0.05%)	December 2020
Rick Rickertsen(1) (Washington, D.C., USA)	Director	Managing Partner, Pine Creek Partners (2005 to present)	-	December 2021
Bill Tai (California, United States)(2)	Director, Chair	Founder, Treasure Data, Inc. (2012 to present)	689,286 (0.4%)	March 2018
Total			793,535 (0.46%)	-

Notes:
(1)	Member of Governance and Compensation Committee.
(2)	Member of Audit Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Governance and Compensation Committee.
(5)	Percentages based on total outstanding Common Shares at March 16, 2022 of 171,453,371.

Board of Directors

Joseph Flinn

Mr. Flinn joined Hut 8 following 12 years of senior leadership at Sysco Corporation, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and 2 years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a chartered professional accountant. Currently, Mr. Flinn is the CFO of Seaboard Transportation Group, a major international bulk transportation group of companies.

K. Alexia Hefti

Ms. Hefti, CEO of eGovern.com, is a Canadian-Swiss entrepreneur and lawyer qualified to practice law in New York. An early leader in the global blockchain and crypto industry, Ms. Hefti co-founded Deloitte’s blockchain tax practice in Canada and Dubai and has significant experience advising national governments, regulators and multilateral finance development institutions in the Middle East, Caribbean and the United Nations. Currently, Ms. Hefti's work focuses on advising national governments on how to prepare for, design and implement blockchain-enabled government services to increase citizen engagement and democratic governance, essential counsel to the future of the industry.

Jaime Leverton

Ms. Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, Ms. Leverton joined Hut 8 from her previous role as the Chief Commercial Officer at eStruxture Data centres. Ms. Leverton's career also includes tenure as the General Manager of Canada and APAC with data centre and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She proudly sits on the boards of the Stratford Festival, Technation and ComKids in addition to serving as the Chair of IMWomen Canada.

Rick Rickertsen

Mr. Rickertsen is currently a Managing Partner of Pine Creek Partners, a private equity investment firm, a position he has held since January 2005. From January 1998 to January 2005, Mr. Rickertsen was Chief Operating Officer and a partner at Thayer Capital Partners, a private equity investment firm. From September 1994 to January 1998, Mr. Rickertsen was a Managing Partner at Thayer Capital Partners. Mr. Rickertsen was a founding partner of three Thayer Capital Partners' investment funds totaling over $1.4 billion and is a published author. Mr. Rickertsen has been a member of the board of directors of MicroStrategy Incorporated, a publicly-traded software firm, since October 2002 and a member of the board of directors of Berry Global Inc, a leading provider of value-added consumer packaging and engineered materials, since January 2013. Mr. Rickertsen was formerly a board member of the following publicly-traded companies: Noranda Aluminum Holding Corporation, an integrated provider of value-added primary aluminum products and rolled aluminum coils, Convera Corporation, a search-engine software company; UAP Holding Corp., a distributor of agriculture products; and Homeland Security Capital Corporation, a specialized technology provider to government and commercial customers. Mr. Rickertsen received a BS from Stanford University and an MBA from Harvard Business School.

Bill Tai

Mr. Tai is a co-founder Chairman of data science company Treasure Data. He is an early seed investor behind high profile start-ups including Canva, Color Genomics, Tweetdeck/Twitter, Wish.com and Zoom Video. Mr. Tai is a Partner Emeritus for Charles Rivers Ventures after establishing their Silicon Valley office. Previously he founded several successful technology companies and served as a Director of seven publicly listed companies. He holds a BSEE with Honors from the University of Illinois and an MBA from Harvard Business School.

Executive Officers

Jaime Leverton (CEO)

See entry under “Board of Directors” in this AIF.

Shane Downey (CFO)

Mr. Downey is a Certified Professional Accountant with more than 15 years of experience in progressively senior roles, he was previously CFO of Polaris Infrastructure Inc. (TSX: PIF), a Latin America focused renewable energy business. Most recently, Mr. Downey led corporate development efforts for a rapidly growing Toronto-based environmental services business. Mr. Downey started his career with KPMG, based in both Toronto and London, UK offices, and is an experienced corporate lender, with Bank of Montreal.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders or Bankruptcies

None of the directors or executive officers of the Company is, or within 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any other company that, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

None of the directors or executive officers of Hut 8 is as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self‑regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of the directors, executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committees of the Board of Directors

The Hut 8 Board currently has an Audit Committee and a Governance and Compensation Committee.

Audit Committee

The Audit Committee consists of individuals who are “independent” and “financially literate” within the meaning of NI 52‑110. Our Audit Committee is comprised of Joseph Flinn, who acts as chair of this committee, and includes Bill Tai and K. Alexia Hefti. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Members of the Audit Committee bring a breadth and depth of financial experience to bear, spanning senior operating finance, investing and internal controls. This level of experience directly supports each Audit Committee member’s ability to fulfill their requirements with respect to financial literacy and more generally.  For additional details regarding the relevant education and experience of each member of our Audit Committee, see the relevant biographical experiences for each of our directors and officers under the heading “Directors and Officers”.

The Hut 8 Board has adopted a written charter for the Audit Committee which sets out the Audit Committee’s responsibility in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Hut 8 Board, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. The Audit Committee is also responsible for recommending the adoption of an enterprise risk management program and an environmental management program for the Company and for supervising the Company’s compliance with and implementation of the risk and environmental programs.

Governance and Compensation Committee

The Governance and Compensation Committee consists of individuals who are “independent” within the meaning of National Instrument 58‑101 – Disclosure of Corporate Governance Practices. Our Governance and Compensation Committee is comprised of K. Alexia Hefti, who acts as chair of this committee, and includes Joseph Flinn and Rick Rickertsen. The Governance and Compensation Committee is charged with reviewing, overseeing and evaluating the governance and nominating policies and the compensation policies of the Company.

In addition, the Governance and Compensation Committee is responsible for:

(a)	assessing the effectiveness of the Hut 8 Board, each of its committees and individual directors;

(b)	overseeing the recruitment and selection of candidates as directors of Hut 8;

(c)	organizing an orientation and education program for new directors and coordinating continuing director development programs;

(d)	considering and approving proposals by the directors to engage outside advisers on behalf of the Hut 8 Board as a whole or on behalf of the independent directors;

(e)	reviewing and making recommendations to the Hut 8 Board concerning any change in the number of directors composing the Hut 8 Board;

(f)	administering any stock option or purchase plan of Hut 8 or any other compensation incentive programs;

(g)	assessing the performance of the officers and other members of the executive management team of Hut 8; and

(h)	reviewing and making recommendations to the Hut 8 Board concerning the level and nature of the compensation payable, if any, to the directors and officers of Hut 8.

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors, officers, Insiders and Promoters of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non‑reporting issuers. Conflicts, if any, will be subject to the procedures and remedies. As of the date of this AIF, there are no existing or potential material conflicts of interest between the Company (or any subsidiary thereof) and any director or officer of the Company (or any subsidiary thereof).

PROMOTERS

During the year ended December 31, 2021, no person or company has acted as a Promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Company, Hut 8 is neither a party to, nor is any of its property the subject matter of, any legal proceedings or regulatory actions material to the Company, nor are any such proceedings or actions known to Hut 8 to be contemplated by any party.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of Hut 8 is RCGT at their office in Vancouver, British Columbia. RCGT was appointed the auditor of the Company, effective November 30, 2021, following the resignation of DMCL as auditor of the Company.

Fee Description	2021 ($)(2)	2020 ($)(3)
Audit Fees	250,000	190,000
Audit Related Fees	75,000	62,318
Tax Fees(1)	152,341	51,093
All Other Fees	-	-
Total	$477,341	$303,411

Notes:
(1)	Tax services related comprising tax compliance, tax advice, and tax planning, including the preparation of corporate tax returns.
(2)	2021 fees are estimated as services are still ongoing.
(3)	Represents fees paid to DMCL as former auditor.

The registrar and transfer agent for the Hut 8 Shares is Computershare Trust Company of Canada, located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Hut 8 has not entered into any material contracts, outside of the ordinary course of business, prior to the date hereof, other than:

(a)	the Master Services Agreement – for particulars, see "General Development of the Business – Three Year History – Fiscal 2021 (January 1, 2021 to December 31, 2021)" in this AIF;

(b)
the Master Data Centre Purchase Agreement, as amended by amendment agreement no. 1 dated August 21, 2018, pursuant to which restricted the sale of Data Centres other than to the Company within North America in addition to the parties working cooperatively in evaluating sites for the purposes of mining operations;

(c)	the TeraGo Asset Purchase Agreement – for particulars, see "General Development of the Business – Three Year History – Subsequent to Fiscal 2021" in this AIF;

(d)
the lease agreement between the City of Medicine Hat, and Hut 8 Holdings Inc. dated March 15, 2018, pursuant to which the Company paid an initial basic annual rent amount of $10,500 per month, which is adjusted on an annual basis by the City of Medicine Hat using a formula;

(e)
the electricity supply agreement between the City of Medicine Hat, and Hut 8 Holdings Inc. dated March 20, 2018, pursuant to which the City of Medicine Hat provides the Company with electric energy for a period of ten years with an original prepayment amount of $2,100,000 which is based on a multiplier of approximate value of a single monthly charge and incremental energy, and is revised annually as agreed between the parties to account for changes in fuel and carbon charges;

(f)	amendment agreement no. 1 dated February 12, 2020, to the purchase order no. 6 dated November 9, 2018;

(g)	the BitGo custodial services agreement dated September 24, 2019, pursuant to which BitGo provides the Company with various custodial and wallet services;

(h)
the amended and restated equipment sale and transfer agreement dated October 9, 2019, between Bitfury and Hut 8 (the “A&R Equipment Transfer Agreement”), as amended by amendment agreement no. 1 dated January 31, 2020, and the letter agreement dated October 9, 2019, pursuant to which Hut 8 paid Bitfury US$7,000,000 for delivery of the Data Centres along with Blockboxes;

(i)
the mining pool agreement with Slushpool (Braiins Systems S.R.O.) dated March 25, 2020, pursuant to which the Company allocated a minimum PH/s in exchange for a variable percentage of the overall mining pool;

(j)
the assignment of lease agreement with Bitfury dated May 14, 2020, as amended, pursuant to which Hut 8 was assigned the lease in the Town of Drumheller under which a monthly payment is made in the amount of $6,000, in addition to a deposit amount held in escrow;

(k)	the Master Borrow Agreement dated January 6, 2021, as amended on August 24, 2021;

(l)
the PPA with Validus dated April 16, 2021, as amended, pursuant to which Hut 8 will make prepayments in exchange for an adjusted monthly purchase power price using a variable formula over a term of five years;

(m)
the Master Digital Currency Loan Agreement with Galaxy dated April 27, 2021, as amended on each of May 12, 2021, and September 30, 2021 – for particulars, see "General Development of the Business – Three Year History – Fiscal 2021 (January 1, 2021 to December 31, 2021) in this AIF; and

(n)
the lease agreement with Validus dated October 27, 2021, pursuant to which upon completion of the structure, Hut 8 will pay a monthly gross rent amount to Validus, subject to the PPA and adjustments as agreed between the parties to reflect expansion of the existing structure over a term of five years.

EXPERTS

Names of Experts

The only person or company who is named as having prepared or certified a report, valuation, statement or opinion described, included or referred to in a filing made under National Instrument 51‑102 – Continuous Disclosure Obligations by the Company during or relating to Fiscal 2021 and whose profession or business gives authority to the report, valuation statement or opinion made by the person or company, are RCGT, the Company's independent external auditors.

Interests of Experts

RCGT is the external auditor of the Company and is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated May 21, 2021. Additional financial information is provided in the Company's financial statements and annual management's discussion and analysis for Fiscal 2021.

SCHEDULE “A” -

AUDIT COMMITTEE CHARTER

Section 1	Mandate

The mandate of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)
the quality and integrity of the Company’s financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company’s external auditors;

(iii)	the review of the periodic audits performed by the Company’s external auditors and the Company’s internal accounting department; and

(iv)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company’s management, internal accounting department, external auditor and directors;

(c)
prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)
review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)
the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company’s management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company’s management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company’s management, internal accounting department or external auditors.

Section 2	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company’s securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE American) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the “Regulators”).

Section 3	Term of Office

The members of the Committee will be appointed or re‑appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Section 4	Committee Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Section 5	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)
a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)
notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)
the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

Section 6	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)
take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)
request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Section 7	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)
(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non‑audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)
periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants – Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

(c)
evaluate, in consultation with the Company’s management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company’s external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company’s external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)
assist in the resolution of disagreements between the Company’s management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company’s management, external auditors and internal accounting department the following:

(i)	the Company’s annual financial statements and related footnotes;

(ii)	the external auditors’ audit of the financial statements and their report thereon;

(iii)	any significant changes required in the external auditors’ audit plan;

(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(h)
other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants - Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

(i)	consider and review with the Company’s external auditors (without the involvement of the Company’s management and internal accounting department):

(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

(ii)	the truthfulness and accuracy of the Company’s financial statements; and

(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(j)	consider and review with the Company’s management and internal accounting department:

(i)	significant findings during the year and management’s responses thereto;

(ii)	any changes required in the planned scope of their audit plan;

(iii)	the internal accounting department’s budget and staffing; and

(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(k)
establish systems for the regular reporting to the Committee by each of the Company’s management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(l)
review (for compliance with the information set out in the Company’s financial statements and in consultation with the Company’s management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms “pro forma”, “adjusted information” and “not prepared in compliance with generally accepted accounting principles”); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(m)
prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(n)
review with the Company’s management: (i) the adequacy of the Company’s insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(o)
at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(p)
review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and Business Conduct;

(q)
review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

(r)	consider possible conflicts of interest between the Company’s directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

(s)	review policies and procedures in respect of the expense accounts of the Company’s directors and officers, including, but not limited to, the use of corporate assets;

(t)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct;

(u)	review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company;

(v)
direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law; and

(w)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Section 8	Review of Charter

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	March 5, 2018

Approved by:	Board of Directors of the Company